UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-23639

PROVINCE HEALTHCARE COMPANY

(Exact name of registrant as specified in its charter)

c/o LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee 37027;
(615) 372-8500
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(including the associated Preferred Stock Purchase Rights)
(Title of each class of securities covered by this Form)

n/a

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: Common Stock: One.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Province Healthcare Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 15, 2005

PROVINCE HEALTHCARE COMPANY
By:	/s/ William F. Carpenter III
Name:	William F. Carpenter III
Title:	Secretary

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